82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

[redacted]

02030525

REGISTRANT'S NAME: IP Applications Corp.

*CURRENT ADDRESS: 154 - 555 - 6th Street
New Westminster
British Columbia, Canada V3L 5H1

**FORMER NAME: PROCESSED

**NEW ADDRESS: APR 15 2002
THOMSON FINANCIAL

FILE NO. 82- 5255 FISCAL YEAR ~~2000~~ 3-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]

DATE : 2/8/02

82-5255

02 FEB -5 AM 8:21

ANNUAL INFORMATION FORM

AR/S
3-31-01

IP APPLICATIONS CORP.

NOVEMBER 5, 2001

CBS\330701\Aif2001\0429

TABLE OF CONTENTS

Page

GLOSSARY

PRELIMINARY NOTES

ITEM 1: CORPORATE STRUCTURE 1
- Item 1.1 Name and Incorporation 1
- Item 1.2 Inter-corporate Relationships 1

ITEM 2: NARRATIVE DESCRIPTION OF THE BUSINESS 1
- Propriety Technology 1
- Services and Product Offering 3
- Core Internet Services 3
- Value Added Services 3
- Segmented Information 3
- Marketing 3

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS 6
- Item 3.1: Three Year History 6
- Item 3.2: Significant Acquisitions and Significant Dispositions 7
- Item 3.3: Trends 7

ITEM 4: SELECTED CONSOLIDATED FINANCIAL INFORMATION 10
- Item 4.1: Annual Information 10
- Item 4.2: Dividends 10
- Item 4.3: Foreign GAAP 10

ITEM 5: MANAGEMENT'S DISCUSSION AND ANALYSIS' 11
- Results of Operations 11
- Table of Summary of Financial Statements of the Last Four Quarters 12
- Liquidity and Capital Resources 12
- Risk Factors 13

ITEM 6: MARKET FOR SECURITIES 15

ITEM 7: DIRECTORS AND OFFICERS 15
- Item 7.1: Name, Address, Occupation and Security Holding 15
- Item 7.2: Corporate Cease Trade Orders or Bankruptcies 16
- Item 7.3: Penalties or Sanctions 16
- Item 7.4: Personal Bankruptcies 16
- Item 7.5: Conflicts of Interest 16

ITEM 8: ADDITIONAL INFORMATION 16

APPENDIX I 17
- Financial Statements for Fiscal Year Ended March 31, 2001 17

GLOSSARY

The following are definitions of certain terms used in this Annual Information Form:

"BCCA" means the *Company Act* (British Columbia);

"Canadian GAAP" means Canadian generally accepted accounting principles;

"Commission" means the British Columbia Securities Commission;

"CBCA" means the *Canada Business Corporations Act*;

"Company" means IP Applications Corp.;

"Exchange" means the Canadian Venture Exchange;

"IPA Canada" means the Company's wholly-owned subsidiary "IP Applications (Canada) Corp.";

"ISPs" means Internet Service Providers;

"Reverse Takeover" has the meaning as set out in Item 1.2;

"Virtuall" means Virtuall Private Host Services Ltd.

PRELIMINARY NOTES

Incorporated by reference herein and forming part of this annual information form (the "Annual Information Form") are the audited consolidated financial statements of the Company for the year ended March 31, 2001 (the "Financial Statements").

All financial information in this Annual Information Form is prepared in accordance with Canadian GAAP.

ITEM 1: CORPORATE STRUCTURE

Item 1.1: Name and Incorporation

The name of the Company is "IP Applications Corp." The Company was incorporated on September 12, 1989 under the BCCA and continues to operate under such legislation.

Item 1.2: Inter-corporate Relationships

On June 23, 2000, the Company acquired all of the issued shares of Virtuall, a private corporation incorporated on January 16, 1998 under the BCCA. The business combination was considered a "reverse takeover" under the policies of the Exchange (the "Reverse Takeover"), and for business and accounting purposes Virtuall was deemed to be the acquirer. Upon completion of the Reverse Takeover, Virtuall became a wholly-owned subsidiary of the Company, continued under the CBCA, and changed its name to "IP Applications (Canada) Inc.". The Company has no other subsidiaries.

ITEM 2: NARRATIVE DESCRIPTION OF THE BUSINESS

The Company is a systems company that develops technology to assist the delivery and management of private-branded Internet services, web-based applications and back-office infrastructures. As a full service provider in the Internet market, the Company offers cost effective and robust services to over 280 organizations, including ISPs, Telecommunications Service Providers and Cable Operators throughout North America. By making Internet services reliable, the Company allows its customers to focus on growing their business rather than maintaining it.

The Company had 20 employees at the end of March 31, 2001. The Company had 4 employees at March 31, 2000. During the fiscal year ended March 31, 2001, the Company hired a sales, business development and marketing team, additional technical and administrative staff. The Company does not expect staffing to significantly increase or decrease during the next 12 months. 19 staff members are located in Canada and one staff member is located in the United States.

The Company has developed two proprietary technologies: *iTAPP*™ and *iCURO*™. All products and services are provisioned and managed with these systems.

Proprietary Technology

iTAPP™ Provisioning System

iTAPP™ is a comprehensive real-time Web based system for ISP's, Telecommunications Service Providers, or Cable Operators who need to manage and account for all aspects of IP-based services. It provides for increased satisfaction for subscribers, and decreased costs and frustration for the business using the Company's service. It further provides flexibility, reliability, and scalability, all of which allow Service Providers to more easily manage, provision, monitor, and bill accounts and services in real-time. The current suite of branded Internet-based applications includes email, authentication, news and Web hosting.

iTAPP's multi-lingual capabilities include:

- real-time provisioning of all services on a regional, national or international basis;
- extensive reporting on real-time data, enabling better control of business operations and customer support;
- implementation of any sort of rate plan, including flat rate, overage, debit card count down method with access block, etc.;
- billing that is initiated by clients - clients are able to produce a file for integration to an existing billing system (i.e. comma delimited), or produce an HTML or PDF file that can be emailed to a subscriber;
- customer care interface (i.e. supporting trouble tickets); and
- customer base monitoring (i.e. subscriber usage, logon, terminal access, etc.).

iTAPP has a hierarchical architecture which provides flexible support for regional, national and international business structures and their subsidiaries. An ISP can define offices or regional operations on a national or international basis, which allows an independent location to have its own reporting structures, its own products and its own local control of operations. The head office has complete access to all office or subsidiary functions and can track all business activity at each location. Acquired ISPs can be easily integrated into an ISP's business, by allowing all subscriber data of the acquired ISP to be electronically migrated under the main ISP. For example, the subscribers of the acquired ISP do not have to change their email address or any other information until they are ready, which helps to reduce the churn associated with acquisitions. However, the main ISP now has access to all business activities of the acquired ISP. This process brings stability to the integration process and reduces the integration timeframe from months to days or even hours.

iTAPP's hierarchical architecture also enables new business opportunities for ISPs. The main ISP is able to provide private ISP-branding for companies that want to become ISPs, and support the flexible business structures and reporting within their own operation.

Whether the Service Provider is local, regional, national or international, *iTAPP* can be configured to meet the changing dynamics of today's – and tomorrow's – Internet business. *iTAPP*-enabling technologies ensure that end users are quickly and smoothly provisioned into the system, giving clients a competitive edge towards the leaders in their industry.

Quality and Assurance of Service - iCURO™

The Company has designed and built a specialized application that performs monitoring and quality assurance of its services: *iCURO*™. *iCURO* is a Web-based access software system that enables the Company and ISPs to monitor SLA's and system performance, and provides escalation procedures for all aspects of the Company's IP-based services. Automated trouble ticketing and escalation procedures, as well as performance and system trends monitoring, are key features of *iCURO* which maintain high reliability and availability for the Company's IP-based services, and which help ensure the highest levels of customer satisfaction.

iCURO is currently being used internally. Although the Company intents to offer the features of this system to its customers, there are currently are no definitive plans to market the product or its features for sale.

Services and Product Offering

The Company acts as wholesale provider of Internet-based applications to ISPs, next-generation Service Providers, Telecommunications Service Providers, Cable Operators, and virtual Internet Service Providers. The Company's proprietary technologies provide clients with the tools to manage their own business operations, enabling them to provide world class IP-based applications and support to their end users.

Core Internet Services

The core service offerings of the Company are: Account Management systems, email, UseNet News, personal Web page storage, subscriber authentication, Domain Name Services, and maintenance of server hardware and software.

Value Added Services

In addition to the core services, the Company provides the following value added services: email virus scanning, registration services, subscriber billing services, corporate Web site hosting, Web-based email, sign-up CD, national dial-up services, and technical support.

Segmented Information

The Company operates it business as one reportable operating segment. Revenues from sales of the Company's products and services are generated from the principal geographic market of North America. The following chart defines comparative revenue from Canada and the United States.

North American Comparative Revenue For the Last Four Fiscal Years Ended March 31								
	2001 ($)	% of Total	2000 ($)	% of Total	1999 ($)	% of Total	1998 ($)	% of Total
Revenues								
Canada	833,043	86.6	572,573	94.7	462,343	99.7	46,999	100.0
United States	129,326	13.4	32,054	5.3	1,562	0.3	-	-
	962,369	100.0	604,627	100.0	463,905	100.0	46,999	100.0

None of the above revenues were generated from controlling shareholders or parties related to the Company. The Company's business operations are not effected by seasonality. Furthermore, Internet usage does not vary substantially by season or throughout the calendar year.

Marketing

The Company's marketing efforts are focused on developing and delivering measurable programs to dramatically increase corporate awareness within target markets. The Company is committed to providing its customers with programs in support of product marketing, channel initiatives, marketing communications. Marketing also plays a lead role in the area of business development and strategic alliances.

The Company's marketing strategy incorporates the following key components:

- create awareness of corporate advantage and technical superiority;
- develop and manage market-driven product roadmap and whole product strategy;
- provide accurate market segmentation analysis with corresponding competitive analysis;
- build partner programs through comprehensive channel support on a regional and global basis;
- develop North American and global strategic alliances;
- establish a corporate-branding plan;
- develop strong marketing collateral for the Company and its partners; and
- continue to grow and enhance the Web site to reflect the Company's additional market focus and total product model.

Marketing Communications

The Company implemented an integrated marketing communications (IMC) strategy during the most recently completed financial year. IMC strategy is the planning and execution of all types of advertising and promotion selected for the Company in order to meet a common set of communication objectives, or more particularly, to support a single "positioning" and "branding". The goal of the Company's IMC strategy is to influence or directly affect the behaviour of the selected communications audience. The key to the Company's IMC strategy is planning and the ability to deliver a consistent message to ensure strategic, maximum impact.

The Company's corporate marketing will differentiate its managed services from those of its competitors, and spotlight the Company's strengths, successes and partnerships through the delivery of quality sales and marketing support materials, events, and effective public relations programs.

Marketing communications owns the integrity of the customer/prospect database and will drive demand-creation programs such as advertising, collateral, public relations, direct mail, seminars, trade shows and a customer/partner newsletter. Sales will follow up on leads and report which leads become prospects, and which convert to actual sales.

In brief, to build a durable image for the Company and a strong and lasting market position for its products and services, and to create lead generation for sales, the Company's IMC strategy will include:

- message development/refinement;
- product and corporate positioning/collateral;
- internal/external communications;
- media relations/industry analyst programs;
- speaking opportunity programs; and
- special-event planning and coordination.

Collateral

During the most recently completed financial year, the Company contracted a professional communications and graphic design company to assist in establishing corporate branding. As a result, the Company has developed a strong, consistent message that will reflect a leading professional image to its target markets. Design of a professional, corporate image, new collateral, advertising, mailer campaign and Web site have been completed.

Advertising

The Company's advertising is directed to people with significant influence on purchase decisions of companies. Typically, the message will be directed at the Chief Operating Officer, the President, and Vice President Business Development.

Paid Advertisements

Advertisements that are consistent with the Company's corporate branding, clearly state its value proposition to its target market, and project a professional image, are used in tier-1 trade journals for ISPs and Telecommunications Service Providers. The Web's remarkable measurability, local and global reach, and ability to tailor ads to the right consumers, make on-line advertising advantageous for the Company.

Web Sites

The Company's Web site is primarily used as a first introduction to the Company's name, products and services. It is critical to ensure that the Web site be kept up to date, reflect the Company's corporate branding, leave a positive image in the prospect's mind and be designed to motivate the viewer to call for further information.

Trade Shows

It is critical that the Company's prospects, partners and potential partners see the Company participating in industry trade show events. Trade shows are a meeting place for prospects, consultants, trade journal editors, industry partners, speakers, investors and industry analysts. Trade shows also provide an excellent source for competitive information. The Company must maximize sales opportunities from trade shows with pre and post show planning, use of effective lead gathering systems, strong sales follow-up, effective show advertising, speaking engagements, use of effective demonstration systems, organization of prospect/partner meetings, and information collection from other relevant exhibitors (competitive or potential partners).

	Potential Trade Shows:
ISPs	ISPCON Networld + Interop ASPCON
Telecom	Telecom Resellers Association (TRA) CompTel Billing World SuperComm CLECexpo
Cable	Cable Tec Exp Western Show

Direct Marketing

Direct marketing is an accountable system of marketing that uses one or more communications media to affect a response. It is an interactive response where responses from or about buyers are recorded in a database for building profiles of potential customers and providing valuable marketing information for more efficient targeting.

The Company's direct marketing will work with sales to devise a systematic way to get information about suspects, prospects and customers into the knowledge base of the Company. Through this database, marketing will help salespeople and sales management to be more effective by sharing like information about customer/partner situations, identifying key product features/benefits or services to emphasize, providing guidance on how much effort to devote, and helping create a contact strategy.

Dependency on Large Customer

During the most recently completed financial year, one customer accounted for $367,503 or 38% of total revenues. All other customers each represented less than 10% of total revenues for the most recently completed financial year. The Company has expanded its customer base but there can be no assurance that that its efforts to develop other sources of revenue will be successful. As a result, the loss of this customer could have a material adverse effect on the Company and its business, financial condition and results of operations.

Competitive Position

The Company's competitive position is based on its proprietary technology - *iTAPP*™. All applications (services and products) are backed and run through the *iTAPP* engine. *iTAPP* provides for flexibility, reliability, and scalability, all of which allow Service Providers to more easily manage, provision, monitor, and bill accounts and services in real-time. See above for further detailed information on *iTAPP*'s defining features.

The Internet is not currently governed by a regulatory body or under any form of government regulation.

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

Item 3.1: Three Year History

During the last three completed financial years, the Company has acquired computer equipment and software to develop and build the foundation of its services, and has continued to invest in its technology to improve and add new services. Through its wholly-owned subsidiary IPA Canada, the Company provides outsourced Internet applications and services to Telecommunications Service Providers, Cable Operators, ISPs and other corporate clients that either resell these applications to their customers/end users or use them internally under their own private brand/corporate identity. These applications and services currently consist of electronic mail, Usenet news, Web page storage, server side virus scanning, and user authentication.

The Company also provides its clients with a proprietary web based engine (*iTAPP*™) which allows them to manage, monitor and provide services and applications for their end users at a lower cost and without the need to invest in hardware, software or technical expertise. *iTAPP* also allows for easy and efficient integration of multiple operations, as experienced when ISPs purchase other ISPs. The Company's software engineers have also programmed *iTAPP* to operate in languages other than English such as French, Spanish, Italian, German, and Cantonese.

As the Internet market has matured, the focus of ISPs has shifted from just providing services to ensuring such services are provided with a high-level of quality. As a result, the Company has committed to providing its customers with a high-level quality of service ("QoS"). Providing a high-level QoS initially requires that the services deployed are scalable, reliable, and provide a good end user experience. Once this is accomplished, the QoS must be monitored and reported on to ensure that both the customer and its clients are not experiencing problems. If a problem is identified, it must be dealt with in a professional and accountable manner. In order to deal with these issues effectively, the Company has designed and built a specialized application that performs monitoring and quality assurance of its services: *iCURO*™.

iCURO is a Web-based access software system that enables the Company and ISPs to monitor Service Level Agreements ("SLA's"), system performance and escalation procedures for all aspects of IP-based services. Automated trouble ticketing, escalation procedures and performance and system trends monitoring are key features of *iCURO* which maintain high reliability and availability for the Company's IP-based services, and help to ensure the highest levels of customer satisfaction.

Item 3.2: Significant Acquisitions and Significant Dispositions

On June 23, 2000, the Company completed the Reverse Takeover pursuant to a statutory plan of arrangement under section 252 of the BCCA. The Company issued 13,300,000 common shares from treasury for all of the outstanding shares of Virtuall. Steven F. Semeniuk, a Chartered Financial Analyst charter holder, of West Vancouver, British Columbia, provided an independent valuation dated March 13, 2000 of Virtuall. Shareholders of the Company and Virtuall approved the Reverse Takeover at their respective Extraordinary General Meetings held on May 31, 2000. Peter Wong, his wife Kazuko Koyama and John Darch were related parties to the Company in connection with the Reverse Takeover in that they held more than 10% of the outstanding shares of the Company and were also vending shareholders of Virtuall; accordingly, the above noted shareholder approval of the Company was by way of a resolution of the majority of the votes cast at the meeting other than the votes attaching to the shares owned by Peter Wong, Kazuko Koyama and John Darch.

Upon completion of the Reverse Takeover, Virtuall became a wholly-owned subsidiary of the Company and the business of Virtuall became the business of the Company.

Item 3.3: Trends

Overview of the Industry

General

The Company expects outsourcing of Internet and computer services to continue to increase significantly. The ability to deliver reliable and cost efficient services, the cost and current difficulty of maintaining internal systems, and rapid technological changes will all play key roles in the decision by service companies to outsource for services. The Company's technical staff continues to improve its systems and maintain its role as a leading-edge service provider.

As the Internet continues to evolve and new features and applications come on-line, the cost and complexity of providing Internet related services will continue to increase for all companies (regardless of size). The Company has identified a strong niche, which its analysis predicts will provide strong revenue potential for many years to come.

Current Issues Faced by Providers of Internet and Application Services

Providing Internet related services are an essential requirement of every Telecommunications Service Provider, Cable Operator and ISP. Problems related to service provision, management, and billing have no relation to the size of the organization. Problems include:

- maintaining tens of thousands of email accounts (with no duplicates);
- dealing with the electronic mail delivery schema;
- creating authentication strategies;
- maintaining enormous web development sites; and
- being able to bill for all the services offered.

Providers of Internet services continually struggle to attain or maintain profitability and must increasingly differentiate themselves by offering value-added services that their subscribers will pay to access (encryption, e-mail / voice mail integration, virus scanning, etc). In the end, hyper-competition in the industry forces many providers of Internet services go out of business. The Company provides a solution such that providers of Internet services can dramatically reduce costs and maximize efficiency in order to stay competitive, and in fact, grow their business rather than maintaining it.

Trends

The Company has experienced a decrease in its gross margin on revenues as competition has increased and in order to expand its customer base and meet the needs of existing customers and expand its customer base it has had to hire skilled technical staff in a very competitive environment. The Company anticipates its gross margin on sales will improve providing its marketing efforts are successful in expanding its customer base.

Although the Internet services business is relatively new, certain business trends have been identified. The first is explosive growth. Other major trends include: increased competition; a shortage of skilled labour; the development of new technologies; decreases in subscriber pricing; lack of funding; and the outsourcing of technical-related functions.

The following table addresses some of the most prevalent trends in the industry. It describes how the Company is currently addressing the trends as well as the Company's plans to address them in future.

Major Trends	***Planned Response***
Increased Competition and Cost-cutting	The Company has a strong customer base and market share (within local area). As competition increases and cost-cutting occurs, revenue streams will be diversified across different geographic regions and different product lines.
Skilled Technical Workers Shortage	Technical expertise is always in demand. Western Canada has an ample supply of technical help and the Company plans to tap into this expertise stream. Using stock option vestment, and a bonus plan, employee churn is expected to be low.
Decreased Retail Pricing	The Internet industry is seeing the retail price of a dial account and the associated services being driven down. This market trend is a benefit to the Company.
Outsourcing Services	Outsourcing of Internet related applications are just becoming a recognized alternative. Outsourcing such services as network services and marketing are becoming more common. It is inevitable that technical operations outsourcing will become popular as well. The Company's sales confirm this trend.
Lack of Financial Resources & Difficult Market Conditions	The Company is currently well funded. This combined with the fact that the Company's solutions are designed to help reduce costs and increase revenues for its customers, puts the Company in a favourable position.

Dun and Bradstreet reports that more companies than ever before are establishing strategic partnerships that give them access to expertise in critical business functions.

Available Market Statistics

According to a new study from Statistics Canada dated September 11, 2001, over half of all Canadian households have at least one occupant that is a regular Internet user, up from 42% last year.

This is according to a new study from http://www.statcan.com Statistics Canada. The study also says that 40% of households have home Internet access, up from 29% last year, while 28% of households have an occupant that has work Internet access, and 20% have an occupant with school access.

78% of households had dial-up access, up 29% on the previous year, while high-speed access is up 155%.

The following table provides a framework for user growth of the Internet and can be used as a baseline to determine future growth of the Internet services market place.

Projected Growth of the Internet until 2002 *(Yearly Growth rate % and # of Users by 2002)**	**United States**	**Europe**	**Asia**
Millions of Users accessing the Web	28.5% 135.9	37.3% 82.0	57.8% 36.8
Millions of Devices accessing the Web	42.1% 286.3	41.5% 81.5	56.5% 44.3

*(*Source: Interactive Weekly November 30, 1998 from International Data Corp)*

The following general Internet statistics have been complied from Forrester Research, U.S. Department of Commerce & Relevant Knowledge, Nua, Computer Intelligence and Intomki:

- number of Internet users world-wide – 100.5 million;
- estimated to quadruple by 2005;
- traffic on the Internet is doubling every 100 days;
- continued growth rate of 30% in 1998;
- 100 million documents now exist online;
- 800 million to be on-line by the year 2000;
- 31 million personal computers access the Internet regularly (this number has doubled since 1996);
- approximately 55.4 million subscribers have accessed the Web in the past month;
- business usage has increased, with 36% of users (approximately 19.9 million) accessing the Web from the workplace; and
- the number of Web sites in the United States will increase from approximately 450,000 in 1997 to nearly 4 million in 2002.

Methodology, prepared by Nua Internet Surveys, compiled the following information of Internet users currently on-line:

World Total	158.25 million
Africa	1.14 million
Asia/Pacific	26.97 million
Europe	36.55 million
Middle East	0.78 million
Canada & USA	88.33 million
South America	4.63 million

ITEM 4: SELECTED CONSOLIDATED FINANCIAL INFORMATION

Item 4.1: Annual Information

The selected consolidated financial information set out below and certain of the comments which follow are based on and derived from the Financial Statements. Reference should be made to the Financial Statements for full note disclosure.

The following table summarizes selected financial data for the Company prepared in accordance with Canadian GAAP. As the Company was organized in 1998 pursuant to the Reverse Takeover, the information in the table is presented for each of the last four completed financial years.

	Year Ended March 31			
	2001	**2000**	**1999**	**1998**
Revenues	$962,369	$604,627	$463,905	$46,999
Interest and other income	$60,716	$16,704	$1,000	Nil
Income (loss) from continuing operations	$(872,042)	$80,970	$57,341	$35,738
Income (loss) from continuing operations per share				
Basic	$(0.05)	$130.44	$95.57	$60.56
Fully diluted [(1)]	N/A	N/A	N/A	N/A
Total assets	$2,613,197	$286,275	$152,338	$53,377
Total long term debt	Nil	Nil	Nil	Nil
Shareholders' equity				
Capital stock	$3,066,488	$667	$600	$600
Retained earnings (deficit)	$(697,993)	$174,049	$93,079	$35,738
Cash dividends declared per share	Nil	Nil	Nil	Nil

(1) This information is not presented for the financial year ended March 31, 2001 as the effect of exercise of stock options and warrants during this period was anti-dilutive and for the financial years ended March, 31, 2000, 1999 and 1998 no stock options and warrants were outstanding.

The Company's historical consolidated financial statements reflect the financial position, results of operations and cash flows of Virtuall for each of the years in the four year period ended March 31, 2001 and include the operations of the Company from the date of the Reverse Takeover, being June 23, 2000. Shareholders' equity gives effect to the shares issued to the shareholders of Virtuall prior to June 23, 2000 and of the Company thereafter.

Item 4.2: Dividends

The Company has not, since the date of its incorporation, declared or paid any dividends on its Common shares and currently intends to utilize all of its funds to finance its business development activities and for the acquisition of capital assets relating to its business. The Company does not foresee paying any dividends on its Common shares in the near future.

Item 4.3: Foreign GAAP

The Company's financial statements are reported using Canadian GAAP.

ITEM 5: MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations

Fiscal Year Ended March 31, 2001 compared to Fiscal Year Ended March 31, 2000

Revenues for the year ended March 31, 2001 were $962,369, which represented a 59% increase over revenues for the corresponding comparative period amounting to $604,627. The 59% increase represents significant growth and was a result of the marketing program implemented during the current fiscal year, which has resulted in additional customer sign ups and expansion of services to existing customers.

Direct costs of revenues and net revenues for the year ended March 31, 2001 were $651,523 and $310,846 respectively compared to $338,277 and $266,350 for the corresponding comparative period representing an increase of 110%. The increases in cost of revenue were primarily due to the increase in salaries to technical staff providing customer services and development of new applications totalling $421,484 compared to $257,042 for the corresponding comparative period. Margin from revenues for the year ended March 31, 2001 was $310,846 or 32.3% compared to $266,350 or 44% for the year ended March 31, 2000. The margin percentage achieved was lower than in prior reporting period due to the increase in technical support personal from four full time employees and outside consultants to fourteen full time employees in the current fiscal year. The staffing level for technical support personal is not anticipated to increase in fiscal 2002.

General and administrative expenses were $1,195,666 for the year ended March 31, 2001 compared to $148,206 for the year ended March 31, 2000 representing an increase of 707%. This increase is primarily due to the expansion of the business after the Reverse Takeover. The significant increases are detailed as follows:

Marketing costs totalled $533,977 for the year ended March 31, 2001 and $Nil for the corresponding comparative period.

Outside consultants fees totalled $191,722 for the fiscal year ended March 31, 2001 and $Nil for the corresponding comparative period. The consultants were contracted to provide financial advisory services. Salaries for the year ended March 31, 2001 were $159,110 compared to $59,113 for the corresponding comparative period as three additional full time employees were hired during the current year. This expense will increase in fiscal 2002, as additional support staff will be required to perform accounting and administrative duties and for investor/shareholder relations.

Rent and occupancy increased to $73,835 for the fiscal year ended March 31, 2001 from $9,241 for the corresponding comparative period as the Company moved to new premises in the spring of 2000. Professional fees for audit and legal services increased to $58,660 for the fiscal year ended March 31, 2001 from $26,576 for the corresponding comparative period.

Interest and other income increased to $60,716 for the fiscal year ended March 31, 2001 from $16,704 for the corresponding comparative period primarily due to the interest earned on unexpended funds raised from private placement financings. Amortization for the fiscal year ended March 31, 2001 was $87,093 compared to $33,165 for the corresponding comparative period. The increase in amortization is a result of the capital assets acquired during the latest financial year.

The net loss for the year ended March 31, 2001 was $872,042 or $0.05 per share compared to a net income of $80,970 or $130.44 per share for the year ended March 31, 2000.

Table of Summary of Financial Statements of the Last Four Quarters

FOR THE THREE MONTH FINANCIAL PERIOD ENDED					
Quarter Ending [1]	**Net Revenues**	**Net Earnings (Loss)**	**Net Gain (Loss) Per Equity Share**	**Assets**	**Long Term Liabilities**
March 31, 2001	$288,508	$(348,514)	$(0.02)	$2,613,197	Nil
December 31, 2000	$259,416	$ (362,660)	$(0.02)	$2,827,893	Nil
September 30, 2000	$221,126	$(147,428)	$(0.01)	$3,099,157	Nil
June 30, 2000	$193,319	$(13,440)	$(0.00)	$588,091	Nil

(1) Information pertaining to the financial quarters prior to date of the Reverse Takeover, being June 23, 2000, have not been provided as the public vehicle acquired was inactive prior to such date and its financial statement information is not representative of the Company's current operations.

Liquidity and Capital Resources

March 31, 2001 compared to March 31, 2000

At March 31, 2001, the Company's current assets totalled $2,141,384 compared to $195,846 at March 31, 2000. The increase is primarily due to the Reverse Takeover on June 23, 2000 and the re-capitalization of the public company through completion of two private placements. During the same period, total liabilities increased to $244,702 from $111,559. As a result working capital was $2,169,682 at March 31, 2001 compared with working capital of $84,287 at March 31, 2000. As at March 31, 2001 and March 31, 2000, the Company had no long-term debt.

At March 31, 2001, the Company had total assets of $2,613,197 as compared with $286,275 at March 31, 2000. This increase is due to the increase in current assets as discussed above and the set up of the Company's Data Centre.

Share capital as at March 31, 2001 was $3,066,488, up from $667 as at March 31, 2000 due to the Reverse Takeover and re-capitalization upon closing of the transaction and subsequent share issuances. During fiscal year ended March 31, 2001, the Company issued 5,100,000 units pursuant to a non-brokered private placement to generate gross proceeds of $561,000. Each unit consisted of one common share of the Company and one-half share purchase warrant, each whole warrant entitling the holder to purchase one additional common share of the Company at a price of $0.22 per share until May 25, 2002. In addition, the Company issued 1,766,667 units pursuant to a brokered private placement to generate gross proceeds of $2,650,000. Each unit consisted of one common share of the Company and one-half share purchase warrant, each whole warrant entitling the holder to purchase one additional common share of the Company at a price of $2.00 per share until September 27, 2001 and $2.50 until September 27, 2002. The Company also issued 1,129,000 common shares on exercise of share purchase warrants for proceeds of $248,380 and 5,000 common shares on exercise of options for proceeds of $4,000.

The Company's largest cash outflows in the fiscal year ended March 31, 2001 were the funding of the loss from operations of $784,949 and equipment purchased of $462,442. The Company's largest cash outflow the fiscal year ended March 31, 2000 was equipment purchased of $37,664.

The most significant contribution to working capital for the fiscal year ended March 31, 2001 were the net proceeds received from share issuances of $3,122,352. The most significant contributions to working capital for the fiscal year ended March 31, 2000 were an increase in cash from operations, an increase in accounts receivable and an increase in accounts payable.

Based on its existing working capital and current revenues, expenses and capital requirements, the Company believes it has sufficient working capital to operate for the fiscal year ending March 31, 2002.

The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes. The Company has no material commitments made for capital expenditures at the end of its most recent financial year.

Long-term liquidity depends on the Company's ability to increase revenue and return to profitability. Other than Internet and software license costs, operating expenses and administrative expenses are not expected to increase significantly in relation to increases in revenue. The Company's other source of long-term liquidity would be equity financings.

A significant percentage of the Company's revenue is generated from a small number of large customers. Loss of any one of these large customers would affect short term and long-term working capital liquidity and the timing of the Company's ability to return to profitability. During the fiscal year ended March 31, 2001 and subsequent to completion of equity financings, the Company started to implement a marketing campaign to aggressively sell its services. Success of the marketing plan would reduce or eliminate dependence on a small number of large customers.

There are no assurances that the Company's marketing plan will bring significant additional revenues. Furthermore, there are no assurances that the Company can raise funds from additional equity financings.

The Company considers its technology and services to be leading edge in its market segment. There are no significant barriers for new competitors to enter this market segment and for existing direct and indirect competitors to improve their technology, products and services. The Company relies solely on the Internet to deliver its services. By having access to multiple bandwidth providers, the Company has minimized the risk of service interruption. The Company's ability to increase revenue depends on the continued use and growth of the Internet.

Other than discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either increasing or decreasing at present or in the foreseeable future. The forward-looking information in this section is based on the conclusions of management. The Company cautions that due to risks and uncertainties, actual events may differ materially from current expectations. With respect to the Company's operations, actual events may differ from current expectations due to economic conditions, new opportunities, changing budget priorities and other factors.

Risk Factors

The Company is subject to unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements express or implied by any such forward-looking statements made in this Annual Information Form. Such factors include:

Limited Operating History

The Company has a limited operating history with commencement of operations since early calendar year 1998. The Company has incurred a net loss for the fiscal year ended March 31, 2001. The likelihood of the Company's success must be considered together with, including, but not limited to, its ability to attract additional financing, the introduction of new services on a commercial basis, the ability to attract sufficient subscribers and the ability to increase revenue while maintaining or reducing per subscriber costs. There can be no assurance that the Company will be able to manage effectively any or all of these factors. The Company may not succeed in achieving and maintaining positive cash flow and profitability and its failure to do so will have a material and adverse effect on its business, financial condition and results of operations.

Future Capital Needs/Liquidity Deficiencies/Potential Lack of Financing

The Company in its initial stages relied on shareholder financing to fund its operations. In June 2000, the Company became a publicly listed company on the Exchange through the Reverse Takeover. In September 2000, the Company raised $2,650,000 to fund its business plan and growth. The Company may have to seek additional financing to provide for additional working capital and fund its growth. There is a risk the Company may not be successful in raising additional financing.

Potential Fluctuations in Quarterly Results

The Company's quarterly revenues have been increasing steadily since it commenced operations. However, the Company currently is reliant on a small number of large customers. Loss of one or more of these large customers could significantly affect revenues and the amount of profit or loss the Company would generate.

Dependence on Key Personnel

The Company relies on its proprietary software and systems to provide scalability. As such, the Company relies on a small number of employees to maintain and improve its software and systems. The registrant has ensured that there is redundancy in place for key technical staff. There is still a risk given the small number of employees that loss of one or more employees could affect the ability of the Company to deliver its services. The Company expects to continue providing for additional redundancy for key positions.

Intense Competition

The ASP market is in its infancy and is highly competitive. The Company expects competition to intensify as the ASP market matures. There is no assurance that the ASP market will continue to grow and provide further business opportunities. Additionally, the Company cannot provide any assurances that competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. If the Company is unable to attract further business due to intensified competition, introduce new services or keep its technology updated, its business, financial condition and results of operation may be materially adversely affected.

Technological Risks

The Company relies on the Internet to deliver its products and services. Loss of access to the Internet or interruption of Internet services would impact on the ability of the Company to deliver its products and services. Despite precautions taken by the Company and its third party infrastructure providers, over which it has no control, a natural disaster or other unanticipated problems in the global Internet infrastructure could cause interruption in the services the Company provides. The Company may not be able to resolve disruptions either on a timely basis or at all. Any accident, incident, system failure or discontinuance of operations could have a material adverse effect on its ability to provide services to its subscribers and, in turn, on its business, financial condition and results or operations.

Security Risks

The Company currently has a single Data Centre from which it provides its products and services and stores clients and end users data. The Company has taken appropriate measures to ensure the safe and continued operation of this Data Centre. The Company expects to add additional Data Centres in other locations in the future. Currently, there is a risk that the Company may be unable to provide its products and services if the Data Centre is damaged.

Reliance on Intellectual Property and Proprietary Rights

The Company has developed proprietary software and systems that it believes to be leading edge for the industry. There is a risk that current and potential competitors may duplicate the Company's products and services.

Dependence on Continued Growth In Use Of Internet

The Company depends extensively on the continued use and growth in the use of Internet to maintain and increase its revenue. If the Internet market fails to grow or grow more slowly than anticipated, the Company's business, financial condition and results of operations could be adversely affected.

ITEM 6: MARKET FOR SECURITIES

The Company's common shares are listed for trading on the Exchange as a "Tier 2" technology company under the symbol "IAP".

ITEM 7: DIRECTORS AND OFFICERS

Item 7.1: Name, Address, Occupation and Security Holding

The Company presently has three directors.

Name, Municipality of Residence, Position (1)	Principal Occupation During the Past Five Years	Date(s) Served as a Director	Common Shares Held (2)
CURT CRANFIELD (3) Vancouver, Canada President, Chief Executive Officer and Director Canada	President of the Company since June 23, 2000; President of IPA Canada; Previously was Technical Operations and Support Manager for HookUp Communications Corp.	Since June 23, 2000	3,751,500
JOHN DARCH (3) Vancouver, Canada Director	Director of the Company since March 14, 2000; President and Director of Crew Development Corp; Director of Asia Pacific Resources Ltd.	Since March 14, 2000	873,167
JAMES ESTILL (3) Vancouver, Canada Director	Director of the Company since June 23, 2000; President of EMJ Data Systems Ltd.	Since June 23, 2000	1,000,000
SHAY PRASAD Vancouver, Canada Chief Financial Officer and Secretary	Chief Financial Officer of the Company since August 01, 2001. Previously was Vice President, Mergers & Acquisitions with Look Communications Inc; Vice President Finance with ID Internet Direct Ltd; Director of Printlux.com Inc.	N/A	20,000

(1) The information as to municipality of residence, principal occupation and number of shares beneficially owned (directly or indirectly) has been furnished by the respective individuals or has been extracted from the register of shareholdings maintained by the Company" transfer agent.

(2) Indicates the number of shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised.

(3) Member of Audit Committee.

Item 7.2: Corporate Cease Trade Orders or Bankruptcies

No director or officer has been an officer or director of a reporting issuer that has been subject to a corporate cease trade order or bankruptcy.

Item 7.3: Penalties or Sanctions

No director or officer has been subject to any penalties or sanctions issued by the Commission.

Item 7.4: Personal Bankruptcies

No director or officer has filed for personal bankruptcy within the last ten years.

Item 7.5: Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interests which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, that director will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

To the best of the Company's knowledge, and other than disclosed herein, there are no known existing or potential conflicts of interest among the Company, its promoters, directors, officers or other members of management of the Company as a result of their outside business interests except that certain of the directors, officers, promoters and other members of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

ITEM 8: ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities, interests of insiders in material transactions, where applicable, is contained in the Company's information circular for its most recent annual meeting of shareholders held September 17, 2001, and additional financial information is provided in the Company's Financial Statements and the Company's most recent interim financial statements. A copy of the Financial Statements is incorporated by reference herein. A copy of such other documents may be obtained upon request from the Company at its corporate head office.

APPENDIX I

Financial Statements for Fiscal Year Ended March 31, 2001

Consolidated Financial Statements of

IP APPLICATIONS CORP. *(formerly MMX Ventures Inc.)*

As at March 31, 2001 and 2000 and for the years ended March 31, 2001, 2000 and 1999
(Expressed in Canadian dollars)

CHARTERED ACCOUNTANT

3630 Triumph St., Vancouver, BC,
Canada V5K 1V3
Telephone (604) 299-3333
Facsimile (604) 299-2212
E-mail jacqueline_tucker@telus.net

J.M. TUCKER INC.

AUDITOR'S REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of IP Applications Corp. *(formerly MMX Ventures Inc.)* as at March 31, 2001 and 2000 and the consolidated statements of income and retained earnings (deficit) and cash flows for each of the years in the three-year period ended March 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2001 and 2000 and the results of its operations and the changes in its cash flows for each of the years in the three year period ended March 31, 2001 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected the results of operations and cash flows for each of the years in the three year period ended March 31, 2001 and shareholders' equity as at March 31, 2001 and 2000 to the extent summarized in note 11 to the consolidated financial statements.

(signed) J.M. Tucker Inc.

Chartered Accountant

Vancouver, British Columbia
May 29, 2001

IP APPLICATIONS CORP. *(formerly MMX Ventures Inc.)*
Consolidated Balance Sheets (note 1)
As at March 31, 2001 and 2000
(Expressed in Canadian Dollars)

		2001		2000
ASSETS				
Current				
Cash	$	1,898,750	$	127,289
Accounts receivable		123,839		63,535
Income taxes recoverable		60,318		-
Prepaid expenses		58,477		4,972
		2,141,384		195,846
Capital assets (note 4)		471,813		90,429
	$	**2,613,197**	**$**	**286,275**
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	244,702	$	85,050
Income taxes payable		-		9,104
Shareholders' loans (note 5)		-		17,405
		244,702		111,559
SHAREHOLDERS' EQUITY				
Capital stock (note 6)		3,066,488		667
Retained earnings (deficit)		(697,993)		174,049
		2,368,495		174,716
Commitment (note 10)				
	$	**2,613,197**	**$**	**286,275**

Approved on behalf of the Board:

(signed) Curt Cranfield Director (signed) James Estill Director

See notes to consolidated financial statements.

IP APPLICATIONS CORP. *(formerly MMX Ventures Inc.)*
Consolidated statements of income and deficit
For the years ended March 31, 2001, 2000 and 1999
(Expressed in Canadian Dollars)

	2001	2000	1999
Revenue			
Internet application and solution service fees	$ 962,369	$ 604,627	$ 463,905
Direct costs of service fees			
Technical staff – salaries and employee benefits	421,484	257,042	191,791
Internet costs	121,572	52,740	19,612
Software licences and permits	81,386	10,784	1,523
Equipment leases and supplies	27,081	17,711	5,124
	651,523	338,277	218,050
Gross margin	310,846	266,350	245,855
Operating expenses			
Marketing costs	533,997	-	-
Consulting	191,722	-	-
General and administrative	177,342	53,276	27,323
Salaries and employee benefits	159,110	59,113	98,502
Rent and occupancy costs	73,835	9,241	15,578
Professional fees	58,660	26,576	9,986
	1,194,666	148,206	151,389
Income (loss) before the undernoted items	(883,820)	118,144	94,466
Interest and other income	60,716	16,704	1,000
Amortization	(87,093)	(33,165)	(23,405)
Interest, bank charges and foreign exchange	(4,031)	(163)	(70)
Income (loss) before income taxes	(914,228)	101,520	71,991
Income tax recovery (expense)	42,186	(20,550)	(14,650)
Net income (loss) for year	(872,042)	80,970	57,341
Retained earnings (deficit), beginning of year	174,049	93,079	35,738
Retained earnings (deficit), end of year	**$ (697,993)**	**$ 174,049**	**$ 93,079**
Earnings (loss) per share, basic and diluted	**$ (0.05)**	**$ 130.44**	**$ 95.57**
Weighted average number of common shares used in the calculation of basic earnings (loss) per share	**18,780,844**	**618**	**600**

See notes to consolidated financial statements.

IP APPLICATIONS CORP. *(formerly MMX Ventures Inc.)*
Consolidated statements of cash flows
For the years ended March 31, 2001, 2000 and 1999
(Expressed in Canadian Dollars)

		2001		2000		1999
Cash flows from operating activities						
Net income (loss)	$	(872,042)	$	80,970	$	57,341
Items not involving cash						
Other		-		-		(39,375)
Amortization		87,093		33,165		23,405
		(784,949)		114,135		41,371
Changes in operating assets and liabilities						
Accounts receivable		(60,254)		(51,988)		(9,654)
Prepaid expenses		(53,504)		(4,972)		-
Accounts payable and accrued liabilities		97,085		60,618		16,366
Income taxes payable		(69,422)		(5,546)		14,650
		(871,044)		112,247		62,733
Cash flows from investing activities						
Payments for capital assets		(462,442)		(37,664)		(39,897)
Cash flows from financing activities						
Proceeds from (repayments of) shareholders' loans		(17,405)		(2,172)		9,861
Proceeds from share issuances		3,122,352		67		600
		3,104,947		(2,105)		10,461
Increase in cash		1,771,461		72,478		33,297
Cash, beginning of year		127,289		54,811		21,514
Cash, end of year	$	**1,898,750**	$	**127,289**	$	**54,811**
Supplemental disclosure of cash flow information						
Interest received	$	52,670	$	-	$	-
Interest paid	$	-	$	-	$	-
Income taxes paid	$	27,760	$	26,096	$	-
Non cash investing and financing activities						
Issuance of shares to acquire subsidiary (note 3)	$	(56,531)	$	-	$	-
Purchase of capital equipment in exchange for services	$	-	$	-	$	39,375

See notes to consolidated financial statements.

(Expressed in Canadian Dollars)

1. Nature of operations and basis of presentation

IP Applications Corp. (the "Company") incorporated under the laws of British Columbia, provides outsourced internet applications and solutions to internet service providers ("ISP"), telecommunications companies or other corporate clients either to resell these applications to their customers / end users or for their own internal corporate use, all under their own brand name / corporate identity.

On May 31, 2000 shareholders approval was received for a name change from "MMX Ventures Inc. to "IP Applications Corp.".

On June 23, 2000, IP Applications Corp., formerly MMX Ventures Inc. ("MMX"), a public company listed on the Canadian Venture Exchange, purchased all of the issued and outstanding shares of Virtuall Private Host Services Ltd. ("Virtuall") in consideration for the issuance of 13,300,000 shares to the shareholders of Virtuall. The business combination was considered a reverse acquisition and a recapitalization of the public company (notes 3 & 6).

The Company's historical consolidated financial statements reflect the financial position, results of operations and cash flows of Virtuall for each of the years in the three year period ended March 31, 2001 and include the operations of MMX from the date of the reverse acquisition, being June 23, 2000. Shareholders' equity gives effect to the shares issued to the shareholders of Virtuall prior to June 23, 2000 and of the Company thereafter.

2. Significant accounting policies

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 11. A summary of the significant policies are as follows:

a) Principles of consolidation

These consolidated financial statements include the accounts of IP Applications Corp. and its wholly owned subsidiary, IP Applications (Canada) Corp., formerly Virtuall Private Host Services Ltd., from the respective date of acquisition (note 3), (collectively, unless the context requires otherwise, referred to as the "Company"). All significant intercompany balances and transactions are eliminated.

b) Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Financial results as determined by actual events could differ from those estimates.

c) Foreign exchange

Foreign currency transactions and balances are translated into Canadian dollars as follows:

i) Revenues and expenses at average exchange rates for each period;
ii) Monetary items at the rates of exchange prevailing at balance sheet dates;
iii) Non-monetary items at the historical exchange rates; and,
iv) Exchange gains and losses arising from translation are included in the determination of earnings for each year except for exchange gains or losses relating to non-current monetary assets or liabilities, which are deferred and amortized over the remaining life of the asset or liability.

d) Cash and cash equivalents

Cash and cash equivalents comprise cash, term deposits and treasury bills, with original maturity of less than 90 days.

2. Significant accounting policies (continued)

e) Amortization

Capital assets are amortized using the following methods at the following rates per annum:

Computer	30% declining balance
Furniture and equipment	20% declining balance
Software	50% declining balance
Leasehold improvements	20% straight line

f) Leases

Leases are classified as either capital or operating. Leases, which transfer substantially all the benefits and risks of ownership, are accounted for as a capital leases. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

g) Income tax

Income taxes are accounted for under the asset and liability method. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and carrying value and the tax basis of assets and liabilities.

Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period during which the change in rates is considered to be substantially enacted.

h) Share issuance costs

Costs directly identifiable with the raising of capital are charged against the related share capital. Costs related to shares not yet issued are recorded as deferred financing costs. These costs are presented as other assets until the issuance of the shares to which the costs relate, at which time the costs are charged against the related share capital or charged to operations if the shares are not issued.

i) Revenue recognition

Revenue from dial up and internet support services is recognized when services are rendered.

j) Stock-based compensation

The Company has a stock-based compensation plan, which is described in note 6(c). Under the plan, options are granted at fair value. No compensation expense is recorded for options granted under the plan when stock options are issued to directors and employees. Any consideration paid by the directors and employees on exercise of share purchase options is credited to share capital.

k) Earnings (loss) per share

Earnings (loss) per share computations are based upon the weighted average number of common shares outstanding during the year.

l) Segmented information

The Company conducts substantially all of its operations in Canada in one business segment.

(Expressed in Canadian Dollars)

3. Acquisition

Pursuant to terms of an Arrangement Agreement dated for reference March 14, 2000, the Company purchased all of the issued common shares of Virtuall Private Host Services Ltd. ("Virtuall") in consideration for the issuance of 13,300,000 shares to the shareholders of Virtuall (note 6(b)).

The acquisition is a reverse takeover transaction whereby Virtuall is identified as the acquirer (accounting parent) of IP Applications Corp. ("IPA"). The purchase price of IPA is assumed to be equal to its book value and no goodwill is recorded on the transaction. The amount ascribed to the shares issued to the shareholders of Virtuall represents the net book value of IPA at date of closing, June 23, 2000.

Details of the net liabilities acquired at book value at the acquisition date are as follows:

Current assets	$	144
Less - current liabilities		(56,675)
	$	(56,531)

Supplemental information for IP Applications Corp. (formerly MMX Ventures Inc.)

Summary balance sheets

		June 23, 2000		March 31, 2000
Current assets	$	144	$	42,647
Non current assets		-		41,604
Liabilities		(55,675)		(139,221)
Net liabilities (note 6(b))	**$**	**(56,531)**	**$**	**(54,970)**
Share capital				
Authorized				
100,030,000 common shares without par value				
Issued				
3,827,091 common shares without par value (note 6(b))	$	2,208,247	$	2,208,247
Deficit		(2,264,778)		(2,263,217)
Share capital and deficit	**$**	**(56,531)**	**$**	**(54,970)**

Summary statements of operations

		For the period from March 31, 2000 to June 23, 2000		For the year ended March 31, 2000
General and administrative expenses	$	1,560	$	187,804
Net assets written off on change of control		-		36,683
Mineral properties written off		-		25,000
Net loss for the period	**$**	**1,560**	**$**	**249,487**

(Expressed in Canadian Dollars)

4. Capital assets

	2001 Cost	2001 Accumulated amortization	2000 Cost	2000 Accumulated amortization
Computer equipment	$ 501,326	$ 129,788	$ 141,125	$ 53,640
Office equipment	103,056	9,736	1,878	601
Computer software	5,195	4,188	4,996	3,329
Leasehold improvements	6,899	951	-	-
	616,476	$ 144,663	147,999	$ 57,570
Less accumulated amortization	(144,663)		(57,570)	
	$ 471,813		**$ 90,429**	

5. Shareholders' loans

The shareholders' loans are unsecured, non-interest bearing and without stated terms of repayment.

6. Capital stock

a) Authorized
100,030,000 common shares without par value

b) Issued

	Number of Shares	Amount
Balance, March 31, 1998 and 1999	-	$ -
Shares issued for cash (private stage)	600	600
Balance, March 31, 1999	600	600
Shares issued for cash (private stage)	67	67
Balance, March 31, 2000	667	667
Shares issued for cash (private stage)	102	102
Share adjustment on recapitalization	(769)	-
Incorporation of share capital of inactive public company (note 3)	3,827,091	-
Shares issued to shareholders of Virtuall on recapitalization (i)	13,300,000	(56,531)
Private placements for cash	6,866,667	3,211,000
Warrants exercised for cash	1,129,000	248,380
Options exercised for cash	5,000	4,000
Escrow shares surrendered for cancellation	(30,000)	-
Share issuance costs		(341,130)
Balance, March 31, 2001 (ii)	**25,097,758**	**$ 3,066,488**

(Expressed in Canadian Dollars)

6. Capital stock (continued)

i. On June 23, 2000, the Company purchased an inactive public company and continued as IP Applications Corp. The business combination was considered a reverse acquisition and a recapitalization of the public company. The public company's net monetary liabilities of $56,531 (note 3) were charged to share capital of the continuing entity.

ii. Included in capital stock are 16,583,333 shares, which were issued as part of the reverse acquisition and recapitalization, which are subject to a Value Securities Escrow Agreement. Of the 16,583,333 shares held in escrow, 10% were released on June 27, 2000, 15% on December 27, 2000 and the remainder are being released in installments of 2,487,575 shares every six month thereafter. As at March 31, 2001, 12,437,874 shares are held in escrow.

c) On May 31, 2000, the shareholders approved the Stock Option Plan (the "Plan"), a fixed stock option plan, for which up to 1,600,000 common shares can be reserved for issuance to executive officers and directors, employees and consultants. The board of directors of the Company may terminate the Plan at any time provided that the termination does not alter the terms or conditions of any option or impair any right of any option holder. The options have a maximum term of five years and normally vest over a period of three years. At March 31, 2001, 496,000 options are available for future grant under the Plan.

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

	Number of Optioned Common Shares #	Weighted Average Exercise Price $
Balance, March 31, 1998, 1999 and 2000	-	-
Options granted	1,874,000	0.39
Options exercised	(5,000)	0.47
Options forfeited	(770,000)	0.17
Balance, March 31, 2001	**1,099,000**	**0.54**

At March 31, 2001 stock options outstanding are as follows:

Number of Stock Options Outstanding	Exercise Price $	Expiry Date	Number of Stock Options Exercisable	Exercise Price $
705,000	$0.80	June 23, 2005	176,250	$0.80
60,000	$1.24	July 7, 2005	15,000	$1.24
50,000	$1.28	August 28, 2005	12,500	$1.28
20,000	$1.28	September 28, 2005	5,000	$1.28
20,000	$1.32	October 13, 2005	5,000	$1.32
50,000	$1.32	October 18, 2005	12,500	$1.32
34,000	$1.20	November 30, 2005	3,400	$1.20
25,000	$1.00	January 11, 2006	-	$1.00
25,000	$1.00	February 6, 2006	-	$1.00
50,000	$0.75	February 26, 2006	-	$0.75
60,000	$0.75	March 21, 2006	-	$0.75

(Expressed in Canadian Dollars)

6. **Capital stock** (continued)

Subsequent to March 31, 2001, the following stock options were granted to employees:

Number of Stock Options Granted	Exercise Price $	Expiry date
20,000	$0.80	April 4, 2006
45,000	$0.75	May 14, 2001

In addition, 20,000 stock options exercisable at $1.20 expiring November 30, 2005 were cancelled.

d) At March 31, 2001 the following share purchase warrants are outstanding:

Number of warrants outstanding	Exercise price $	Expiry date	Number of warrants exercisable	Exercise price $
883,334 (i)	$2.00 to $2.50	September 27, 2001/2002	883,334	$2.00 to $2.50
1,550,000 (ii)	$0.22	May 25, 2002	750,000	$0.22

i. During the year ended March 31, 2001, the Company issued 1,766,667 units at $1.50 per unit pursuant to a brokered private placement. Each unit consisted of one common share and one half a warrant, with each full warrant entitling the holder to purchase an additional common share.

ii. During the year ended March 31, 2001, the Company issued 5,100,000 units at $0.11 per unit pursuant to a non-brokered private placement. Each unit consists of one common share and one half a warrant, with each full warrant entitling the holder to purchase an additional common share at a price of $0.22 until May 25, 2002. During the year ended March 31, 2001, 1,129,000 share purchase warrants were exercised.

Share purchase warrant transactions for the respective years and the number of share purchase warrants outstanding are summarized as follows:

	Number of Optioned Common Shares #	Weighted Average Exercise Price $
Balance, March 31, 1998, 1999 and 2000	-	-
Warrants granted	3,433,334	0.68
Warrants exercised	(1,129,000)	0.22
Balance, March 31, 2001	2,304,334	0.90

(Expressed in Canadian Dollars)

7. Related party transactions
(in addition to those transactions disclosed elsewhere)

a) Related party transactions for the respective periods are set out in the following table:

Related party	Type of transaction	Terms and conditions		2001		2000		1999
Directors	Salary/Financial consulting	Normal commercial	$	114,615	$	58,572	$	87,177
Officers	Salaries	Normal commercial		127,518		119,505		174,353
			$	**244,134**	**$**	**180,077**	**$**	**261,531**

b) The Company owed $3,500 (2000 - $Nil) to directors and management, which is included within accounts payable and accrued liabilities. The balances represent unpaid amounts relating to unpaid remuneration (fees and salary).

8. Income tax

The Company's provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates to the loss as a result of the following:

		2001		2000
Statutory rates		45.6%		45.6%
Income tax expense (recovery) computed at statutory rates	$	(407,379)	$	46,293
Small business rate adjustment		-		(25,743)
Non-deductible items		6,975		-
Other deductions		(26,666)		-
Tax benefit not recognized on current year's losses		384,884		-
Provision for (recovery of) income taxes	**$**	**(42,186)**	**$**	**20,550**

The tax effects of temporary timing differences that give rise to significant components of the future tax assets and future tax liabilities are as follows:

		2001		2000
Future tax assets				
Non-capital loss carry forwards	$	537,703	$	-
Other		124,444		-
Total gross future income tax assets		662,147		-
Less valuation allowance		(654,582)		-
Net future income tax assets		7,565		-
Less future tax liabilities		(7,565)		-
Net future income taxes	**$**	**-**	**$**	**-**

8. Income tax (continued)

At March 31, 2001 the Company has non-capital losses of approximately of $1,179,173, which may be carried forward to apply against future years income for Canadian income tax purposes, subject to final determination by taxation authorities expiring as follows:

2002	$	47,417
2003		76,584
2004		8,901
2005		27,660
2006		220,408
2007		5,154
2008		793,049
	$	**1,179,173**

9. Financial instruments

a) Fair values
The fair values of the Company's cash, accounts receivable and accounts payable and accrued liabilities approximate their carrying amounts because of the immediate or short-term maturity of these financial instruments.

b) Interest and foreign exchange rate risk
The Company is required to make certain payments in U.S. dollars and has not entered into forward currency contracts or other financial derivatives to hedge exchange risk.

c) Credit risk and concentration of sales
The Company is subject to credit risk as it earns revenues from a limited number of customers. To date, bad debt experience has not been significant.

The following tables summarize the extent to which the Company's sales are concentrated with a limited number of customers.

	Number of customers		Related Revenue
i. Revenue			
Year ended March 31, 2001	1	$	367,503
Year ended March 31, 2000	1		363,156
Year ended March 31, 1999	2		261,345
ii. Accounts receivable			
Year ended March 31, 2001	2	$	43,402
Year ended March 31, 2000	1		33,543

(Expressed in Canadian Dollars)

10. Commitment

The Company is party to certain operating leases under which the future minimum lease payments in aggregate based on the fiscal year end of the Company are approximately as follows:

		2001		2000
2001	$	-	$	31,258
2002		133,363		50,589
2003		128,224		39,580
2004		127,134		32,082
2005		96,120		-
2006		16,020		-
	$	500,861	$	155,540

11. Differences between Canadian and United States generally accepted accounting principles

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which, as applied in these consolidated financial statements, conform in all material respects to those accounting principles generally accepted in the United States ("U.S. GAAP") and the rules and regulations of the Securities and Exchange Commission.

Significant variances from the application of U.S. GAAP on the Company's financial statements is set out below:

a) *Income (loss) and earnings (loss) per share*

		2001		2000		1999
Net income (loss) under Canadian GAAP	$	(872,042)	$	80,970	$	57,341
Adjustment for reverse acquisition costs (note 11(d))		(179,466)		-		-
Adjustment for stock based compensation relating to stock options issued to employees (note 11(e))		(115,346)		-		-
Net income (loss) under U.S. GAAP	$	(1,166,854)	$	80,970	$	57,341
Weighted average number of shares outstanding under Canadian GAAP		18,780,844		618		600
Less escrowed shares		(12,437,874)		-		-
Weighted average number of shares outstanding under U.S. GAAP (note 11(f))		**6,342,970**		**618**		**600**
Earnings (loss) per share U.S. GAAP	$	**(0.18)**	$	**130.44**	$	**95.57**

(Expressed in Canadian Dollars)

11. Differences between Canadian and United States generally accepted accounting principles (continued)

b) Balance sheets

The following table summarizes the balance sheet items which vary significantly under U.S. GAAP:

		2001		2000
Shareholders' equity				
Capital stock				
As determined under Canadian GAAP	$	3,066,488	$	667
Adjustment for reverse acquisition costs (note 11(d))		179,466		-
Additional paid in capital from stock-based compensation relations to stock options issued to employees (note 11(e))		115,346		-
As determined under U.S. GAAP		3,361,300		667
Retained earnings (deficit)				
As determined under Canadian GAAP		(697,993)		174,049
Current year's adjustments to net income (loss) under U.S. GAAP		(294,812)		-
As determined under U.S. GAAP		(992,805)		174,049
Shareholders' equity as determined under U.S. GAAP	**$**	**2,368,495**	**$**	**174,716**

c) Statements of cash flows

The following table summarizes the cash flow items which vary under U.S. GAAP:

		2001		2000		1999
Cash flows from operating activities, determined under Canadian GAAP	$	(871,044)	$	112,247	$	62,733
Adjustment for reverse acquisition costs (note 11(d))		(179,466)		-		-
Cash flows from operating activities, determined under U.S. GAAP	**$**	**(1,050,510)**	**$**	**112,247**	**$**	**62,733**
Cash flows from financing activities, Canadian GAAP	$	3,104,947	$	(2,105)	$	10,461
Adjustment for reverse acquisition costs (note 11(d))		179,466		-		-
Cash flows from financing activities, U.S. GAAP	**$**	**3,284,413**	**$**	**(2,105)**	**$**	**10,461**

(Expressed in Canadian Dollars)

11. Differences between Canadian and United States generally accepted accounting principles (continued)

d) Under U.S. GAAP, costs incurred in connection with the reverse acquisition in 2001 (note 3) totalling $179,466 must be expensed. Canadian GAAP permits such costs to be recorded as a capital transaction.

e) The Company applies Accounting Boards Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) in accounting for its stock based compensation plans. As the fair value of the underlying shares at the time of granting equalled the exercise price, no compensation cost has been recognized for the stock options granted in 2001. For purposes of the reconciliation to U.S. GAAP, the amount of the compensation cost determined on the basis of the fair market value at date of grant pursuant to the provisions of the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) is $115,346 (2000 - $Nil; 1999 - $Nil).

Fair value of these options has been determined using the Black-Scholes option pricing formulae with the following factors:

	2001	2000	1999
Expected dividend yield	0%	-	-
Stock price volatility	88%	-	-
Risk free interest rate	5.11%	-	-
Expected life of options	3 years	-	-

f) Under U.S. GAAP, basic earnings per share exclude any dilutive effects of options, warrants and escrow shares. Diluted earnings per share under U.S. GAAP are calculated using the treasury stock method and are based on the weighted average number of common shares and dilutive common share equivalents outstanding. There were no stock options, warrants and escrowed shares outstanding as at March 31, 2000 and 1999.

g) Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair market value of the options granted pursuant to Statement of Financial Accounting Standards No. 123 (SFAS 123). Under U.S. GAAP, FASB Interpretation No. 44 (FIN 44), the definition of an employee is narrower in application compared to Canada, consequently this gives rise to a difference in accounting treatment. This compensation, determined using a Black-Scholes pricing model, is expensed over the vesting periods of each option granted. For purposes of reconciliation to U.S. GAAP, the Company will record additional compensation expense of $Nil (2000 - $Nil; 1999 - $Nil) in respect of options granted to non-employees in future periods.

h) A recent accounting pronouncement, SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ('SFAS 133"), as amended by SFAS 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133", and SFAS 138, "Accounting for Certain Derivative Instruments an Certain Hedging Activities", requires that an entity recognize all derivatives as either assets or liabilities measured at fair value. SFAS 133, as amended, is effective for the Company as of January 1, 2001. The accounting for changes in the fair value of a derivative depends on the use of the derivative. The Company has not determined the impact, if any; the adoption of these accounting pronouncements will have on its financial results.